UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALLY FINANCIAL INC.

(Name of Subject Company (Issuer))

ALLY FINANCIAL INC.

(Names of Filing Persons (Issuer))

Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A

(Title of Class of Securities)

02005N308

(CUSIP Number of Class of Securities)

David J. DeBrunner

200 Renaissance Center

P.O. Box 200 Detroit, Michigan 48265-2000

Telephone: (866) 710-4623

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard A. Drucker, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$346,450,000	$40,257.49

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for cash up to 13,000,000 outstanding shares of Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A, of Ally Financial Inc. at a purchase price of $26.65 per share.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.01162%.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Ally Financial Inc., a Delaware corporation (“Purchaser”), to purchase for cash up to 13,000,000 outstanding shares of its Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A, liquidation amount $25.00 per share (the “Series A Shares”), at $26.65 per Series A Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

The information set forth under Item 8. Financial Statements and Supplementary Data, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 is hereby expressly incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 23, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release, dated April 23, 2015

(b)	Not applicable.

(d)(1)	Form of Indenture dated as of July 1, 1982, between the Company and Bank of New York (Successor Trustee to Morgan Guaranty Trust Company of New York), relating to Debt Securities, incorporated by reference to Exhibit 4(a) of the Company’s Registration Statement No. 2-75115.

(d)(2)	Form of First Supplemental Indenture dated as of April 1, 1986, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(g) to the Company’s Registration Statement No. 33-4653.

(d)(3)	Form of Second Supplemental Indenture dated as of June 15, 1987, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(h) to the Company’s Registration Statement No. 33-15236.

(d)(4)	Form of Third Supplemental Indenture dated as of September 30, 1996, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(i) to the Company’s Registration Statement No. 333-33183.

(d)(5)	Form of Fourth Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(j) to the Company’s Registration Statement No. 333-48705.

(d)(6)	Form of Fifth Supplemental Indenture dated as of September 30, 1998, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(k) to the Company’s Registration Statement No. 333-75463.

(d)(7)	Form of Indenture dated as of September 24, 1996, between the Company and The Chase Manhattan Bank, Trustee, relating to Term Notes, incorporated by reference to Exhibit 4 to the Company’s Registration Statement No. 333-12023.

(d)(8)	Form of First Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4(a)(1) to the Company’s Registration Statement No. 333-48207.

(d)(9)	Form of Second Supplemental Indenture dated as of June 20, 2006, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4(a)(2) to the Company’s Registration Statement No. 33-136021.

(d)(10)	Form of Third Supplemental Indenture dated as of August 24, 2012, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4.1.3 to the Company’s Registration Statement No. 333-183535.

(d)(11)	Form of Fourth Supplemental Indenture dated as of August 24, 2012, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4.1.4 to the Company’s Registration Statement No. 333-183535.

(d)(12)	Form of Indenture dated as of October 15, 1985, between the Company and U.S. Bank Trust (Successor Trustee to Comerica Bank), relating to Demand Notes, incorporated by reference to Exhibit 4 to the Company’s Registration Statement No. 2-99057.

(d)(13)	Form of First Supplemental Indenture dated as of April 1, 1986, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(a) to the Company’s Registration Statement No. 33-4661.

(d)(14)	Form of Second Supplemental Indenture dated as of June 24, 1986, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(b) to the Company’s Registration Statement No. 33-6717.

(d)(15)	Form of Third Supplemental Indenture dated as of February 15, 1987, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(c) to the Company’s Registration Statement No. 33-12059.

(d)(16)	Form of Fourth Supplemental Indenture dated as of December 1, 1988, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(d) to the Company’s Registration Statement No. 33-26057.

(d)(17)	Form of Fifth Supplemental Indenture dated as of October 2, 1989, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(e) of the Company’s Registration Statement No. 33-31596.

(d)(18)	Form of Sixth Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(f) to the Company’s Registration Statement No. 333-56431.

(d)(19)	Form of Seventh Supplemental Indenture dated as of June 15, 1998, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(g) to the Company’s Registration Statement No. 333-56431.

(d)(20)	Form of Eighth Supplemental Indenture dated as of January 4, 2012, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4.1.8 to the Company’s Registration Statement No. 333-178919.

(d)(21)	Form of Indenture dated as of December 1, 1993, between the Company and Citibank, N.A., Trustee, relating to Medium Term Notes, incorporated by reference to Exhibit 4 to the Company’s Registration Statement No. 33-51381.

(d)(22)	Form of First Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(21), incorporated by reference to Exhibit 4(a)(1) to the Company’s Registration Statement No. 333-59551.

(d)(23)	Indenture, dated as of December 31, 2008, between the Company and The Bank of New York Mellon, Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated as of January 2, 2009.

(d)(24)	Amended and Restated Indenture, dated March 1, 2011, between the Company and The Bank of New York Mellon, Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated as of March 4, 2011.

(d)(25)	Form of Guarantee Agreement related to Ally Financial Inc. Senior Unsecured Guaranteed Notes, incorporated by reference to Exhibit 4.10 to the Company’s Registration Statement No. 333-193070.

(d)(26)	Form of Subordinated Indenture to be entered into between the Company and The Bank of New York Mellon, as Trustee, incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement No. 333-193070.

(d)(27)	Second Amended and Restated Declaration of Trust by and between the trustees of each series of GMAC Capital Trust I, Ally Financial Inc., as Sponsor, and by the holders, from time to time, of undivided beneficial interests in the relevant series of GMAC Capital Trust I, dated as of March 1, 2011, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated as of March 4, 2011.

(d)(28)	Series 2 Trust Preferred Securities Guarantee Agreement between Ally Financial Inc. and The Bank of New York Mellon, dated as of March 1, 2011, incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated as of March 4, 2011.

(d)(29)	Share Transfer Agreement, by and between Ally Financial Inc. and General Motors Financial Company, Inc., dated November 21, 2012, incorporated by reference to Exhibit 10.22 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 23, 2015

ALLY FINANCIAL INC.

By:	/s/ David J. DeBrunner
	Name:	David J. DeBrunner
	Title:	Vice President, Chief Accounting Officer and Controller